September 8, 2008

Board of Directors
Kranti Resources, Inc.

To Whom It May Concern:

I have had the opportunity to review the disclosures made in the 8K filed by the Company on September 8, 2008 under Item 5.02. I have no disagreements with the disclosures made therein as far as they pertain to my resignation from the Board of Directors.

Sincerely,

Aaron Lessing